Appointment of Proxyholder

I/We, being holder(s) of Common Shares of Peak Positioning Technologies Inc. (the "Corporation"), hereby appoint: Charles-André Tessier, Chairman, or failing him, Johnson Joseph, President and CEO, or failing him, Jean Landreville, CFO, or

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Special Meeting of Shareholders of the Corporation to be held at 10:00 a.m. (Montréal time) on November 9, 2020 at Peak Positioning Technologies Inc.'s offices located at 550 Sherbrooke Street West, West Tower, Suite 265, Montréal, Québec (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Due to the current COVID-19 pandemic and physical distancing rules applicable within the Province of Quebec, the Corporation will hold the Meeting in person but invites you to cast your vote by proxy and attend the Meeting virtually. TO CONFIRM YOUR ATTENDANCE, PLEASE COMPLETE THE REGISTRATION FORM AVAILABLE AT: https://cutt.ly/PKKSpecialMeeting.

Management recommends voting FOR the following Resolution. Please use a dark black pencil or pen.

		FOR	AGAINST
1.	**Change the name of the Corporation to "Peak Fintech Group Inc." (English version) and "Groupe Peak Fintech Inc." (French version)**	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by November 5, 2020 at 10:00 a.m. (Montréal time).

Proxy Form – Special Meeting of Shareholders of Peak Positioning Technologies Inc. to be held on November 9, 2020 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Information Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security.

All holders should refer to the Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Corporation.

How to Vote

INTERNET

- Go to www.astvotemyproxy.com
- Cast your vote online
- View Meeting documents

To vote using your smartphone, please scan this QR Code ➔

TELEPHONE

Use any touch-tone phone, call toll free in Canada and United States **1-888-489-7352** and follow the voice instructions

To vote by Internet or telephone you will need your control number. If you vote by Internet or telephone, do not return this proxy.

MAIL, FAX OR EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  AST Trust Company (Canada)
  P.O. Box 721
  Agincourt, ON M1S 0A1

- You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enrol.

All proxies must be received by November 5, 2020 at 10:00 a.m. (Montréal time).

AST